

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 10, 2009

Mr. Curtis J. Zamec, II
Chief Operating Officer
Fansteel Inc.
1746 Commerce Road
Creston, IA 50801

RE: **Form 8-K Item 4.01 filed May 15, 2009**
      Form 8-K Item 4.01 filed May 21, 2009
      Form 8-K/A Item 4.01 filed June 9, 2009
      File #1-8676

Dear Mr. Zamec:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                            Sincerely,

                            Jeffrey Gordon
                            Staff Accountant